Leading Brands, Inc.
Consolidated Financial Statements
February 28, 2007 and 2006
(Expressed in US Dollars)

Contents
Independent Auditors’ Report

Comments by Auditors for US Readers on Canada – United States Reporting Differences

Consolidated Financial Statements

Balance Sheets

Statements of Income (Loss) and Deficit

Statements of Cash Flows

Summary of Significant Accounting Policies

Notes to the Financial Statements

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

Independent Auditors’ Report

To the Shareholders of
Leading Brands, Inc.

We have audited the Consolidated Balance Sheets of Leading Brands, Inc. as at February 28, 2007 and 2006 and the Consolidated Statements of Income (Loss) and Deficit and Cash Flows for each of the years in the three-year period ended February 28, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended February 28, 2007 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
May 22, 2007

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

Comments by Auditors for US Readers on Canada –
United States Reporting Differences

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in Note 1 for stock-based compensation in 2005. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report dated May 22, 2007 is expressed in accordance with Canadian reporting standards which do not permit reference to such an event in the auditors’ report when it is adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
May 22, 2007

	Leading Brands, Inc.
	Consolidated Balance Sheets
	(Expressed in US Dollars)

As at February 28	2007	2006

Assets

Current
Accounts receivable (Note 18(b))	$3,400,977	$3,256,711
Inventory (Note 2)	5,723,926	4,127,551
Prepaid expenses and deposits (Note 7)	814,340	737,820
Future income taxes – current (Note 15)	-	299,137

	9,939,243	8,421,219

Property, plant and equipment (Note 3)	7,175,225	9,970,301
Trademarks and rights (Note 4)	93,144	95,865
Goodwill (Note 5)	2,866,766	2,950,504
Deferred costs (Note 6)	5,610	72,004
Other	-	43,991
Future income taxes – long term (Note 15)	3,892,603	2,269,677

Total Assets	$23,972,591	$23,823,561

Liabilities and Shareholders’ Equity

Liabilities

Current
Bank indebtedness (Note 8)	$3,356,721	$2,617,294
Accounts payable and accrued liabilities	6,457,805	5,440,685
Current portion of long-term debt (Note 9)	721,350	670,794

	10,535,876	8,728,773

Long-term debt (Note 9)	3,899,998	3,781,375

	14,435,874	12,510,148

Shareholders’ Equity
Share Capital
Authorized (Note 10(a))
500,000,000 common shares without par value
20,000,000 preferred shares without par value
Issued
16,400,845 common shares (2006 – 15,084,068)
(Note 10(b))	27,403,161	25,835,587
Contributed surplus (Note 11)	2,162,885	1,593,258
Currency translation adjustment	2,535,541	2,894,754
Deficit	(22,564,870)	(19,010,186)

	9,536,717	11,313,413

Total Liabilities and Shareholders’ Equity	$23,972,591	$23,823,561

Approved on behalf of the Board:

/s/ Ralph McRae	Director

/s/ Peter Buckley	Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

		Leading Brands, Inc.
Consolidated Statements of Income (Loss) and Deficit
		(Expressed in US Dollars)

For the year ended February 28	2007	2006	2005

Gross Sales	$50,368,203	$39,293,726	$34,415,849
Less: Discounts, rebates and slotting fees	(4,609,878)	(2,534,860)	(849,645)
Net Sales	45,758,325	36,758,866	33,566,204

Expenses (income)
Cost of sales	33,496,213	26,666,072	23,543,348
Selling, general and administrative	12,875,096	10,044,862	8,576,241
Amortization of property, plant and equipment	864,381	858,020	878,770
Amortization of deferred costs and other	66,172	93,489	80,768
Interest on long-term debt	291,101	188,421	202,687
Interest on current debt	174,602	155,067	112,483
Gain on contract settlements (Note 14)	(219,761)	-	(695,585)
Impairment of, property, plant and equipment
(Note 3)	3,168,698	-	-
Loss on sale of assets	32,528	26,582	43,590
	50,749,030	38,032,513	32,742,302
Income (loss) before income taxes	(4,990,705)	(1,273,647)	823,902

Income taxes recovery (expense) (Note 15)	1,436,021	(1,781)	(198,259)
Net income (loss) for the year	(3,554,684)	(1,275,428)	625,643
Deficit, beginning of year, as previously reported	(19,010,186)	(17,734,758)	(17,524,051)
Adjustment for change in accounting policy
(Note 1)	-	-	(836,350)
Deficit, beginning of year, as restated	(19,010,186)	(17,734,758)	(18,360,401)
Deficit, end of year	$(22,564,870)	$(19,010,186)	$(17,734,758)

Earnings (loss) per share (Note 10(h))
Basic	$(0.23)	$(0.08)	$0.04
Diluted	$(0.23)	$(0.08)	$0.04

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

		Leading Brands, Inc.
	Consolidated Statements of Cash Flows
		(Expressed in US Dollars)

For the year ended February 28	2007	2006	2005

Cash provided by (used in)

Operating activities
Net income (loss) for the year	$(3,554,684)	$(1,275,428)	$625,643
Items not involving cash
Amortization of property, plant and	864,381	858,020	878,770
equipment
Amortization of deferred costs and other	66,172	93,489	80,768
Loss on sale of assets	32,528	26,582	43,590
Impairment of property, plant and equipment
(Note 3)	3,168,698	-	-
Stock based compensation expense	569,627	296,125	306,412
Future income taxes	(1,436,227)	771	201,949
Changes in non-cash operating working
capital items (Note 16)	(900,941)	(166,681)	(366,976)

	(1,190,446)	(167,122)	1,770,156
Investing activities
Purchase of property, plant and equipment	(1,585,002)	(182,385)	(256,329)
Proceeds on sale of assets	147,997	58,136	40,715
Expenditures on deferred costs	-	-	(75,065)

	(1,437,005)	(124,249)	(290,679)
Financing activities
Increase (decrease) in bank indebtedness	755,977	7,472	(719,536)
Issuance of common shares	1,567,574	35,769	4,439
Proceeds from issuance of long-term debt	879,399	1,099,762	363,829
Repayment of long-term debt	(575,499)	(851,632)	(1,128,209)

	2,627,451	291,371	(1,479,477)

Cash, beginning and end of year	$-	$-	$-

Supplementary disclosure of cash flow
Information

Cash paid during the year
Income tax payments (recovery), net	$206	$1,010	$(3,690)
Interest paid	$472,134	$343,697	$315,476

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2007 and 2006

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”) as explained in Note 20. Details of the significant accounting policies are as follows:

Nature of Business

Leading Brands, Inc. and its subsidiaries are engaged in the bottling, distribution, sales, merchandising and brand management of beverages and food products across North America. The Company primarily operates in the following integrated activities: beverage packaging, food and beverage sales and distribution, as well as brand licensing and development.

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned Canadian and United States subsidiaries, together with a 90.5% interest (2006 – 90.5%) in KERT Technologies, Inc. and a 97% (2006 – 97%) interest in Quick, Inc. All intercompany transactions and balances have been eliminated. The Company fully consolidated KERT Technologies, Inc, and Quick, Inc. and recorded its minority interest, however since the minority interest’s proportionate loss is in excess of the minority interest’s contribution, the loss has been absorbed by the Company. Accordingly, no minority interests appear on the Company’s consolidated balance sheets and statements of income (loss) and deficit and cash flows.

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. The calculations for an allowance for uncollectible amounts require significant management judgment regarding the ability to collect the amounts due

Inventory

Raw materials and finished goods purchased for resale are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost of raw materials, direct labour and overhead and net realizable value.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2007 and 2006

Property, plant and equipment	Property, plant and equipment and assets under capital leases are recorded at cost and are amortized using the declining-balance method at annual rates as follows:

Property, plant and equipment and assets under capital leases are recorded at cost and are amortized using the declining-balance method at annual rates as follows:

Plant and equipment	7% to 20%
Buildings	5%
Automotive equipment	20%
Land improvements	8%
Furniture and fixtures and computer
hardware and software	20%

Leasehold improvements are amortized over the lesser of their expected life or the lease term.

Management periodically performs a review of undiscounted future operating cash flows to assess the recoverabilitiy of the property, plant and equipment. Property, plant and equipment are written down when their carrying value is not recoverable.

Software Development for Internal Use	Software development costs including costs related to acquired software which are expected to provide future benefits with reasonable certainty are deferred and amortized as described above.

Deferred Charges

Start-up costs are amortized over a five year period, from the time when commercial operations of the applicable business units commence. Certain new product promotion and launch costs are deferred and amortized over 36 months commencing with the date of launch of the related product.

Management periodically performs a review of the related undiscounted future operating cash flows to assess the valuation of deferred costs. Deferred costs are written down when a permanent and significant impairment in their value has occurred.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2007 and 2006

Revenue Recognition

Revenue on sales of products is recognized when the products are delivered and title transfers to customers. Revenues from the provision of manufacturing, packaging or other services are recognized when the services are performed and collection of related receivables is reasonably assured. The Company records shipping and handling revenue as a component of sales revenue. Incentives offered to customers including rebates, cash discounts, and volume discounts are recorded as a reduction of net sales when the sales are recognized.

Commencing the fiscal year ended February 28, 2006, slotting fees paid to various customers are recorded in prepaid expenses and amortized into sales discounts over 12 months from the date of the first sale to those customers. Management has determined, the effect of adoption of this new accounting policy does not have a significant effect on prior year comparative figures.

Foreign Currency Translation and Transactions

The functional currency of the Company is the Canadian dollar. These financial statements are reported in US dollars for the convenience of US readers. Transactions denominated in US dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities, including intercompany balances, have been translated into Canadian dollars at the year end exchange rate. All such exchange gains and losses are included directly in earnings.

Assets and liabilities of the Company’s operations having a functional currency other than the US dollar are translated into US dollars using the exchange rate in effect at the year- end date and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net equity investment in these operations are deferred as a separate component of shareholders’ equity.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make significant estimates and assumptions in determining carrying value include accounts  receivable, inventory, property, plant and equipment, goodwill, future income taxes and stock based compensation.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2007 and 2006

Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other-Stock-Based Payments”. Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. See Note 1 for details on the change in Accounting Policy regarding stock-based compensation in fiscal 2005.

Compensation costs are charged to the Consolidated Statements of Income (Loss) and Deficit or capitalized to deferred costs, depending on the nature of the award.

Goodwill and Other Intangible Assets

Goodwill is tested for impairment annually or if an event occurs that will more likely than not reduce the fair value of the reporting unit below its carrying value. The significant assumptions are as follows:

a.	Expected cash flows from operations of the related entity, over the next five fiscal years.

b.	Forecasted operating results based on current economic conditions and expected future events.

Trademarks and rights including the acquisition of domain names which are expected to provide future benefits are recorded at cost and amortized over their expected useful life.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgement is required in determining the provision for income taxes, the future income tax assets and liabilities and any valuation allowance recorded against the net future income tax assets. Management evaluates all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Although the Company has tax loss carry-forwards and other future income tax assets, management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance (Note 15).

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2007 and 2006

Leases

Leases are classified as either capital or operating in nature. Capital leases are those which substantially transfer the benefits and risks of ownership to the leasee. Obligations recorded under capital leases are reduced by the principal portion of lease payments. The imputed interest portion of the lease payment is charged to expense.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

1.	Change in Accounting Policy, Fiscal 2005

Stock Based Compensation

Effective March 1, 2004, the Company has retroactively adopted, without restatement, the new recommendations of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after March 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options granted to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit and contributed surplus as of March 1, 2004 by $836,350.

2.	Inventory

	2007	2006
Finished goods	$3,495,923	$2,896,971
Raw materials	2,228,003	1,230,580
	$5,723,926	$4,127,551

3.	Property, Plant and Equipment

			2007	2006

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Plant and equipment	$9,579,026	$4,893,649	$4,685,377	$7,446,462
Buildings	1,646,388	802,691	843,697	914,044
Automotive equipment	536,645	190,236	346,409	167,499
Land	370,673	-	370,673	381,500
Land improvements	379,649	244,528	135,121	151,160
Leasehold improvements	97,851	76,842	21,009	37,916
Furniture and fixtures	546,076	434,369	111,707	123,159
Computer hardware and
software	2,254,971	1,593,739	661,232	748,561

	$15,411,279	$8,236,054	$7,175,225	$9,970,301

Property plant and equipment includes equipment acquired under outstanding capital leases of $616,590 (2006 – $Nil). Accumulated amortization of assets acquired under capital leases is $8,632 (2006 – $Nil). The Company recorded an impairment of property plant and equipment values in the amount of $3,168,698 related to the closure of the Richmond bottling plant.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

4.	Trademarks and Rights

	2007	2006
Trademarks and rights	$272,290	$280,244
Less accumulated amortization	(179,146)	(184,379)
	$93,144	$95,865

The change in the net book value of trademarks and rights from the prior year was due to foreign currency translation adjustment.

5.	Goodwill

	2007	2006
Goodwill	$3,757,907	$3,867,675
Less accumulated amortization	(891,141)	(917,171)
	$2,866,766	$2,950,504

The change in the goodwill balance from the prior year was due to translation adjustments. Goodwill is not subject to amortization but is subject to an annual assessment for impairment by applying a fair value test. Any impairment in the value of goodwill would be charged to income.

6.	Deferred Costs

	2007	2006
Product development costs	$106,226	$111,528
Start up costs	154,304	158,812
	260,530	270,340
Less: accumulated amortization	(254,920)	(198,336)
	$5,610	$72,004

7.	Prepaid Expenses and Deposits

	2007	2006
Slotting fees	$528,018	$483,173
Insurance premiums	75,113	78,984
Rental deposits and other	211,209	175,663
	$814,340	$737,820

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

8.	Bank Indebtedness

	2007	2006
Bank indebtedness	$3,356,721	$2,617,294

The Company has a demand revolving operating bank loan with a credit limit of $4,701,658 (2006 - $4,838,993). Interest is charged on the drawn-down amounts at the bank prime rate plus 0.75% - 1.25% (2006 - 0.75 -1.25%) . The bank prime rate at February 28, 2007 was 6.00% (2006 – 5.25%). The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment and inventory owned by the Company.

Bank indebtedness includes the demand revolving operating bank loan of $2,765,874 (2006 - $2,244,934) and un-presented cheques of $696,916 (2006 - $388,647) and is net of cash of $106,069 (2006 - $16,287).

The agreement with respect to the bank indebtedness contains three restrictive covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was not in compliance with the current ratio and the tangible net worth covenants at February 28, 2007. If the Company fails to comply with the current ratio covenant the Company is required to pay an additional monthly service charge in the amount of $5,000 Canadian until the covenant is in compliance.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

9.	Long-term Debt

		2007	2006

a)	Bank loan, principal and interest repayable at $68,259 per month, collateralized similar to the operating bank loan, as described in Note 8, with interest at a rate of bank prime plus 1%, renewable on February 1, 2011.	$3,694,736	$3,750,530

b)	Mortgage, principal and interest repayable at $5,408 per month including interest at a one-year fixed rate of 5.61% per annum, collateralized by a first mortgage on certain land and buildings until May 1, 2006.This mortgage was retired and rolled into the term loan in May 2006.	-	605,774

c)	Capital lease, principal and interest repayable at $5,904 per month including interest at a five-year fixed rate of 6.35% per annum, collateralized by certain pieces of manufacturing equipment until October, 2011.	348,238	-

d)	Advance on equipment, repayable over 65 and 91 months from the date of final funding at an estimated rate of 6.025%, repayment schedule to be determined.	485,230	-

e)	Other	93,144	95,865

		4,621,348	4,452,169

	Less current portion	721,350	670,794

		$3,899,998	$3,781,375

Principal due over the remaining terms of the long-term debt is as follows:

2008	$721,350
2009	728,399
2010	781,583
2011	1,954,200
2012	197,313
2013 and thereafter	238,503

$4,621,348

The agreement with respect to the bank loan (Note 9(a)) contains a demand feature whereby the bank can demand repayment at any time. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

10.	Share Capital

a)	Authorized share capital

	Number of Shares

	2007	2006

Common shares without par value	500,000,000	500,000,000

Preferred shares without par value	9,999,900	9,999,900
Series “A” preferred shares	1,000,000	1,000,000
Series “B” preferred shares	100	100
Series “C” preferred shares	1,000,000	1,000,000
Series “D” preferred shares	4,000,000	4,000,000
Series “E” preferred shares	4,000,000	4,000,000

	20,000,000	20,000,000

There are no preferred shares outstanding as at February 28, 2007 and 2006.

b)	Changes in Issued Common Share Capital

	Number of
	Common Shares	Amount
Issued as at March 1, 2004	15,040,169	$25,795,379
Issued for cash in connection with the exercise
of stock options	4,900	4,439
Issued as at February 28, 2005	15,045,069	25,799,818
Issued for cash in connection with the exercise
of stock options	38,999	35,769
Issued as at February 28, 2006	15,084,068	25,835,587
Issued for cash in connection with the exercise
of stock options	1,316,777	1,567,574
Issued as at February 28, 2007	16,400,845	$27,403,161

c)	Stock Options

The Company occasionally grants stock options to its employees, officers, directors and consultants to purchase common shares of the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. The options generally begin vesting after 7 months at 7/60th of the total grant and continue to vest at 1/60th per month for a total of 60 months. The options generally have a life of 10 years. The Company does not have a formal stock option plan.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

10.	Share Capital - continued

d)	Stock Option Information

	Issued and	Weighted Average
	Outstanding Options	Exercise Price

Outstanding at March 1, 2004	3,002,186	1.15
Granted	867,500	1.04
Exercised	(4,900)	0.91
Forfeited	(150,000)	1.30
Expired	(739,267)	1.30

Outstanding at February 28, 2005	2,975,519	1.07
Granted	224,000	1.14
Exercised	(38,999)	0.92
Forfeited	(45,000)	1.29
Expired	(170,000)	1.00

Outstanding at February 28, 2006	2,945,520	1.13
Granted	175,000	4.58
Exercised	(1,316,777)	1.19
Forfeited	(32,666)	1.10

Outstanding at February 28, 2007	1,771,077	$1.43

The weighted average date-of-grant fair value of the options granted during 2007 was $4.22 (2006 - $1.05; 2005 - $1.34 per share) based on the Black-Scholes option pricing model using weighted average assumptions as described in Note 11.

During the year ended February 28, 2006, the Company extended the term of 788,504 options for a period of nine to fifteen months, and changed the exercise price from $1.00 to $1.19, the market price on the date of extension.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

10.	Share Capital – continued

	e)	Options Outstanding and Exercisable

The following table summarizes the options outstanding and exercisable at February 28, 2007.

	Number of	Weighted Average		Number of
	Options	Remaining Contractual	Exercise	Shares
	Outstanding	Life (Years)	Price	Exercisable

	670,000	2.58	$ 1.00	670,000
	441,833	7.42	$ 1.04	237,625
	83,333	8.58	$ 1.20	11,667
	75,000	9.42	$ 4.99	-
	60,000	8.42	$ 1.25	20,000
	53,500	0.09	$ 1.70	50,501
	50,000	1.92	$ 1.47	50,000
	50,000	2.00	$ 1.10	25,000
	46,667	1.50	$ 1.29	16,667
	46,667	7.92	$ 0.81	10,667
	40,000	9.33	$ 4.93	5,332
	30,000	9.67	$ 3.68	-
	30,000	2.00	$ 1.02	9,167
	29,000	8.92	$ 1.07	6,283
	22,167	8.00	$ 0.83	583
	15,000	9.25	$ 2.57	2,250
	15,000	9.58	$ 5.41	-
	6,000	2.25	$ 1.49	1,333
	4,910	0.92	$ 2.20	2,911
	2,000	0.42	$ 2.38	1,000

February	1,771,077			1,120,986
28, 2007

February	2,945,520			2,129,898
28, 2006

February	2,975,519			2,115,980
28, 2005

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

10.	Share Capital – continued

	f)	Share Purchase Warrants Information

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Outstanding at February 28, 2005 and 2006	350,000	$1.14

Expired	(350,000)	1.14

Outstanding at February 28, 2007	-	$-

g)	Shareholder Protection Rights Plan

On August 26, 2003, a Shareholder Protection Rights Plan was adopted whereby one share purchase right is attached to each outstanding common share, exercisable only in the case of a specific event, such as the acquisition by an acquirer of 20% or more of the issued common shares of the Company, and at a predetermined calculated price.

At the Annual General Meeting on June 28, 2006 the Shareholder Protection Rights Plan was updated to reflect current industry standards and changes in legislation, and was extended for five years.

h)	Earnings (Loss) Per Common Share

The Company uses the “Treasury Stock Method” to calculate earnings (loss) per common share. Under this method basic earnings (loss) per share is based on the weighted average aggregate number of common and non-voting shares outstanding during each period. The diluted earnings per share assumes that the outstanding stock options had been exercised at the beginning of the period.

Details of the numerator and denominator used in the calculation of earnings (loss) per share (“EPS”) are as follows:

	2007	2006	2005
Numerator
Net income (loss) available to common
shareholders	$(3,554,684)	$(1,275,428)	$625,643
Denominator
Weighted average basic shares outstanding	15,788,230	15,063,858	15,042,035
Effect of dilutive securities – stock options	-	-	90,645
Denominator for diluted EPS	15,788,230	15,063,858	15,132,680

For the year ended February 28, 2007 and 2006, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 1,771,077 and 3,295,520, respectively, were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

11.	Stock-Based Compensation

	a)	The fair value of each stock option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants:

	2006	2006	2005

	3.98% to	3.70% to	2.98% to
Risk-free rate	4.63%	4.06%	4.47%
Dividend yield	Nil%	Nil%	Nil%
Volatility factor of the expected market price of
the Company’s common shares	104%	105%	115%
Weighted average expected life of the options
(months)	120	120	60

b)

In connection with the vesting of certain non-employees, employees and directors stock options for the year ended February 28, 2007, the Company has recorded stock option compensation of $569,627 (2006 - $296,125; 2005 - $306,412) which was credited to contributed surplus and expensed in the year.

12.	Commitments

a)	The Company is committed to annual operating leases for premises and equipment. The minimum annual lease payments for the next five years and thereafter are as follows:

2008	$886,127
2009	330,999
2010	264,565
2011	264,565
2012	22,935
2113 and onward	-

Total future minimum lease payments	$1,769,191

b)

The Company has commitments with various suppliers to purchase certain volumes of materials. It is not anticipated that losses will be incurred on these contracts. In addition, the Company has committed to purchase $608,000 worth of equipment.

13.	Contingencies

The Company is a party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

14.	Gain on Contract Settlement

The Company recorded other income in the fiscal year ended February 28, 2007 of $219,761 (2006 - $Nil; 2005 - $695,585) from the termination of a bottling contract for the production of alcoholic beverages.

15.	Income Taxes

	2007	2006	2005
Current	$206	$1,010	$(3,690)
Future	(1,436,227)	771	201,949
	$(1,436,021)	$1,781	$198,259

The difference in income tax expense (recovery) due to differences between the Canadian statutory federal income tax rate and the Company’s effective income tax rate applied to income (loss) before income taxes was as follows for each of the years in the three year period ended February 28, 2007:

	2007	2006	2005

Income tax expense (recovery) computed
at basic Canadian statutory rates	(34.1)%	(34.1)%	35.6%
Effect of non-deductible amounts	3.9%	8.8%	50.3%
Recognition of future income tax expenses	0.0%	19.4%	86.9%
Recognized tax benefits	(4.2)%	(19.3)%	(62.4)%
Changes in valuation allowance	5.6%	25.2%	(86.3)%

	(28.8)%	0.0%	24.1%

The effects of each type of temporary difference that gives rise to the future income tax assets and liabilities are as follows:

	2007	2006
Operating and other losses carried forward	$3,865,091	$3,589,342
Property, plant and equipment	1,857,461	549,944
Trademark and deferred costs	137,433	118,850
Total future income tax assets	5,859,985	4,258,136
Valuation allowance	(1,967,382)	(1,689,322)
Net future income tax assets	3,892,603	2,568,814
Less: current portion	-	299,137
	$3,892,603	$2,269,677

The Company has provided a valuation allowance against a portion of the future income tax assets. As at February 28, 2007, the Company and its subsidiaries have accumulated net operating losses in the amount of approximately $10.3 million which can be applied against future earnings. The net operating loss carry forward amounts commence to expire in 2010.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

16.	Changes in Non-Cash Operating Working Capital Items

	2007	2006	2005

Non cash working capital related to
operations:
Accounts receivable	$ (243,394)	$ (774,773)	$ 1,560,005
Inventory	(1,762,021)	(984,234)	920,364
Prepaid expenses and deposits	(100,218)	(479,719)	9,773
Accounts payable and accrued liabilities	1,204,692	2,072,045	(2,857,118)

	$ (900,941)	$ (166,681)	$ (366,976)

17.	Related Party Transactions

Related party transactions not disclosed elsewhere are as follows:

		2007	2006	2005

i)	Incurred consulting fees with a company related by a director in common (the President)	$73,840	$70,070	$65,177

ii)	Incurred professional service fees with a company related by a director in common for the services of the President	$450,070	$400,400	$372,439

iii)	Incurred services from a company related by a director in common	$10,587	$13,919	$9,753

iv)	Sold water to a company with a director in common	$15,691	$11,620	$11,685

v)	Purchased product from a company with a director in common (not related ) after July 1, 2005	$-	$395,257	$250,126

vi)	Incurred consulting fees with a company related by an officer in common	$186,995	$210,887	$241,076

vii)	Incurred services from a company related by a director in common	$22,130	$12,606	$5,461

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

18.	Fair Value of Financial Instruments, Credit Risk and Interest Rate Risk

	a)	Fair Value of Financial Instruments

The carrying values of accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximates their respective fair values due to the short-term or demand nature of the instruments. The fair value of long-term debt has been estimated at $4,621,000 (2006 - $4,452,000).

	b)	Credit Risk

The Company’s customers consist mainly of wholesale and retail grocery suppliers and food distributors principally located in North America. During the fiscal year ended February 28, 2007, the Company’s ten largest customers comprised approximately 67% (2006 - 74%; 2005 – 75%) of sales and no one customer comprised more than 18% (2006 - 19%; 2005 – 18%) of sales. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition.

Accounts receivable are presented net of an allowance for doubtful accounts in the amount of $379,307 at February 28, 2007 and $248,461 at February 28, 2006.

	c)	Interest Rate Risk

The Company has bank indebtedness that is subject to floating rates of interest. Changes in the interest rate may cause fluctuations in the results of operations of the Company.

	d)	Foreign Exchange Risk

A portion of the Company’s accounts receivable and accounts payable are denominated in U.S. dollars and, as such, the Company is exposed to fluctuations between the US and Canadian dollars.

19.	Segmented Information

The Company operates in one industry segment being the production and distribution of beverages and food products. The Company’s principal operations are comprised of an integrated bottling and distribution system for beverages, water and snack foods. Substantially, all of the Company’s operations, assets and employees are located in Canada and export sales during all the years reported are less than 10%.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which, in the case of the Company, differs in certain respects from US GAAP.

Material differences between Canadian and US GAAP are summarized below:

a)	Adjustments to Consolidated Financial Statements

Adjustments to Consolidated Statements of Income (Loss)

	2007	2006	2005
Net income (loss) for the year, Canadian	$(3,554,684)	$(1,275,428)	$625,643
GAAP
Write-off product launch costs and certain	-	-	(75,065)
deferred costs based on SOP 98-5(i)
Amortization of deferred costs (i)	66,172	93,489	80,768
Fair value of options granted to employees (ii)	-	246,422	186,981
Compensation expense recorded on
application of FIN 44 (iii)	-	(294,031)	(35,543)
Net income (loss) for the year, US GAAP	(3,488,512)	(1,229,548)	782,784
Net income (loss) available to common
shareholders, US GAAP	$(3,488,512)	$(1,229,548)	$782,784
Basic and diluted earnings (loss) per
share, US GAAP	$(0.22)	$(0.08)	$0.05

Adjustments to Assets, Liabilities and Shareholders’ Equity

	2007	2006
Total assets, Canadian GAAP	$23,972,591	$23,823,561
Write-off product launch costs and certain
Deferred costs (i)	(5,610)	(72,004)
Write-off website development costs (iv)	(93,144)	(95,865)
Total assets, US GAAP	$23,873,837	$23,655,692

Total liabilities, Canadian and US GAAP	$14,435,874	$12,510,148
Total shareholders’ equity, Canadian GAAP	9,536,717	11,313,413
Change in deficit relating to:
Application of SOP 98-5 (i)	(5,610)	(72,004)
Application of EITF 00-2 (iv)	(93,144)	(95,865)
Total shareholders’ equity, US GAAP	9,437,963	11,145,544
Total liabilities and shareholders’ equity, US GAAP	$23,873,837	$23,655,692

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – continued

a)	Adjustments to Consolidated Financial Statements – continued

	2007	2006	2005
Cash flows from operating activities
under Canadian GAAP	$(1,190,446)	$(167,122)	$1,770,156
Application of SOP 98-5 and EITF
00-2 (i), (iv)	-	-	(75,065)
Cash flows provided by (used in )
operating activities under US GAAP	$(1,190,446)	$(167,122)	$1,695,091
Cash flows used in investing
activities under Canadian GAAP	$(1,437,005)	$(124,249)	$(290,679)
Application of SOP 98-5 and EITF
00-2 (i), (iv)	-	-	75,065
Cash flows used in investing
activities under US GAAP	$(1,437,005)	$(124,249)	$(215,614)

i)	Product Launch and Deferred Costs

Under US GAAP, according to Statement of Position (“SOP”) 98-5, Reporting on the Costs of Start-Up Activities, costs incurred prior to commercial production of a product, costs incurred to establish business in a new territory and costs incurred to initiate a new process in an existing facility are to be expensed as incurred. Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability.

During the year ended February 28, 2007, costs incurred in the development of a product and distribution network totaled $Nil (2006 - $Nil; 2005 - $75,065) which were capitalized under Canadian GAAP.

ii)	Stock based compensation

Effective March 1, 2006, the Company adopted Financial Accounting Standards Board Statement (“SFAS”) 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation.” SFAS 123(R) requires the Company to recognize in the statement of operations the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any changes in estimates thereof are reflected in the period of change.

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of SFAS 123(R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after March 1, 2006. Measurement and attribution of compensation cost for unvested awards at March 1, 2006, granted prior to the adoption of SFAS 123(R), are recognized based upon the provisions of SFAS 123. Prior to adoption, the Company applied the intrinsic value method to employee awards pursuant to APB 25 and related interpretations. Under the intrinsic value method, no stock-based compensation had been recognized as the exercise price of employee options equaled or exceeded the fair market value of the underlying stock at the date of grant.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – continued

	a)	Adjustments to Consolidated Financial Statements – continued

iii)	Compensation expense recorded on application of FIN 44

During the year ended February 28, 2002, the Company repriced stock options previously granted to various employees and directors. Under FIN 44, the resulting intrinsic value of the stock options in the amount of $Nil (2006 - $144,216; 2005 - $35,543) are recorded as compensation. As the options are subject to variable accounting (marked to market until exercised, expired, or forfeited), compensation expense (recovery) is recorded in subsequent periods based on the fluctuation in the share price. Variable accounting, and application under FIN 44, ceased upon adoption of SFAS 123(R).

During the year ended February 28, 2006, the Company extended the term of 788,504 options for a period of nine to fifteen months. In addition, the Company also re-priced these stock options previously granted to various employees and directors. Under FIN 44, the resulting intrinsic value of the stock options in the amount of $149,815 is recorded as compensation. These options are subject to variable accounting, as such, compensation expense (recovery) is recorded in subsequent periods based on the fluctuations of share prices.

iv)

Under Emerging Issues Task Force Issue No. 00-2 (“EITF 00-2”), Accounting for Website Development Cost in the U.S., certain general design and indirect costs related to website development are required to be expensed rather than capitalized. In Canada there is no similar restriction and certain of these costs were capitalized.

v)	New Accounting Pronouncements

The SEC has issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires misstatements to be quantified using both a balance sheet and an income statement approach and evaluate whether either approach results in an error that is material. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The Company’s adoption of SAB 108 had no impact on the periods presented.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – continued

	a)	Adjustments to Consolidated Financial Statements – continued

v)	New Accounting Pronouncements - continued

The FASB has issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of FIN 48 will have on its consolidated financial statements.

The FASB has issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of SFAS 157 will have on the consolidated financial statements.

In March 2006, the Emerging Issues Task Force published Abstracts No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”) which requires a policy be adopted to present externally imposed taxes on revenue-producing transactions on either a gross or net basis. Gross or net presentation may be elected for each different type of tax, but similar taxes should be presented consistently. Taxes within the scope of this issue would include taxes that are imposed on a revenue transaction between a seller and a customer. EITF 06-3 is effective in interim and annual financial periods beginning after December 15, 2006. The adoption of EITF 06-3 is not expected to have a material impact on the Company’s financial statements.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2007 and 2006

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – continued

b)	Comprehensive Income (Loss)

SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. Details would be disclosed as follows:

	2007	2006	2005

Net income (loss) available to common	$(3,488,512)	$(1,229,548)	$782,784
shareholders, US GAAP
Other comprehensive income:
Foreign currency translation
adjustments	(359,213)	1,021,400	988,704

Comprehensive income (loss), US GAAP	$(3,847,725)	$(208,148)	$1,771,488